July 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Daniel Morris, Staff Attorney

Re:	Allied Esports Entertainment, Inc.

Registration Statement on Form S-1, as amended

Registration No. 333-239584

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allied Esports Entertainment, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-239584) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2020 (as amended, the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 9:00 a.m., Eastern Time, on Friday, July 31, 2020 or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Bradley Pederson of Maslon LLP, by telephone at (612) 672-8341 or by email at Bradley.Pederson@maslon.com.

Sincerely,

ALLIED ESPORTS ENTERTAINMENT, INC.

By:	/s/ Frank Ng
Chief Executive Officer

cc:	Bradley Pederson, Esq. (Maslon LLP)